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                                                                    Exhibit 16.1



                            [LETTERHEAD OF KPMG LLP]


September 30, 2005


Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for The Travelers Insurance Company and Subsidiaries (the 'Company') and, under the date of March 28, 2005, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2004 and 2003. On September 29, 2005, our appointment as principal accountants was terminated. We have read the Company's statements included under Item 4.01(a) of its Form 8-K dated October 5, 2005, and we agree with such statements, except for that we are not in a position to agree or disagree with the Company's statement that the dismissal was approved by the Board of Directors.


Very truly yours,


/s/ KPMG LLP